Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2024 and 2023

(unaudited)

Interim Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2024	2023	2024	2023
		$	$	$	$
Revenue	10	3,671,977	3,623,428	11,015,761	10,789,024

Operating expenses

Costs of services, selling and administrative		3,070,655	3,037,083	9,199,955	9,050,008

Acquisition-related and integration costs	8d	100	13,032	2,423	53,401

Cost optimization program	6	—	—	91,063	—

Net finance costs	7	8,765	12,808	23,495	46,315

Foreign exchange (gain) loss		(1,510)	1,524	286	(686)

		3,078,010	3,064,447	9,317,222	9,149,038

Earnings before income taxes		593,967	558,981	1,698,539	1,639,986

Income tax expense		153,843	144,002	441,747	423,213
Net earnings		440,124	414,979	1,256,792	1,216,773
Earnings per share

Basic earnings per share	5c	1.94	1.78	5.49	5.18

Diluted earnings per share	5c	1.91	1.75	5.40	5.11

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	1

Interim Consolidated Statements of Comprehensive Income

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2024	2023	2024	2023
	$	$	$	$
Net earnings	440,124	414,979	1,256,792	1,216,773

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains (losses) on translating financial statements of foreign operations	106,602	(211,361)	222,132	211,936

Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(20,936)	49,624	(50,555)	(31,341)

Deferred gains (costs) of hedging on cross-currency swaps	5,746	(12,876)	6,947	(4,106)

Net unrealized gains (losses) on cash flow hedges	6,346	(2,559)	5,746	(19,206)

Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	368	(738)	2,238	647

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement (losses) gains on defined benefit plans	(7,877)	(12,231)	2,220	(13,712)
Other comprehensive income (loss)	90,249	(190,141)	188,728	144,218
Comprehensive income	530,373	224,838	1,445,520	1,360,991

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2024	As at September 30, 2023
		$	$
Assets

Current assets

Cash and cash equivalents	9c and 11	1,155,400	1,568,291

Accounts receivable		1,483,900	1,425,117

Work in progress		1,191,867	1,143,685

Current financial assets	11	45,912	103,463

Prepaid expenses and other current assets		216,992	198,377

Income taxes		3,216	6,067

Total current assets before funds held for clients		4,097,287	4,445,000

Funds held for clients		540,608	488,727

Total current assets		4,637,895	4,933,727

Property, plant and equipment		370,885	389,276

Right-of-use assets		456,965	482,321

Contract costs		331,852	308,446

Intangible assets		602,498	623,103

Other long-term assets		101,774	84,776

Long-term financial assets		171,947	147,968

Deferred tax assets		175,296	105,432

Goodwill		8,944,799	8,724,450

		15,793,911	15,799,499

Liabilities

Current liabilities

Accounts payable and accrued liabilities		881,655	924,659

Accrued compensation and employee-related liabilities		1,145,040	1,100,566

Deferred revenue		576,979	488,761

Income taxes		166,376	250,869

Current portion of long-term debt		480,058	1,158,971

Current portion of lease liabilities		177,421	198,857

Provisions		37,575	24,965

Current derivative financial instruments	11	2,649	4,513

Total current liabilities before clients’ funds obligations		3,467,753	4,152,161

Clients’ funds obligations		542,738	493,638

Total current liabilities		4,010,491	4,645,799

Long-term debt		1,957,403	1,941,350

Long-term lease liabilities		430,721	443,106

Long-term provisions		18,728	19,198

Other long-term liabilities		282,177	243,592

Long-term derivative financial instruments	11	1,339	1,700

Deferred tax liabilities		15,548	31,081

Retirement benefits obligations		179,896	163,379

		6,896,303	7,489,205

Equity

Retained earnings		6,739,886	6,329,107

Accumulated other comprehensive income	4	347,703	158,975

Capital stock	5a	1,450,952	1,477,180

Contributed surplus		359,067	345,032

		8,897,608	8,310,294

		15,793,911	15,799,499

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	3

Interim Consolidated Statements of Changes in Equity

For the nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		1,256,792	—	—	—	1,256,792

Other comprehensive income		—	188,728	—	—	188,728

Comprehensive income		1,256,792	188,728	—	—	1,445,520

Share-based payment costs		—	—	—	50,601	50,601

Income tax impact associated with share-based payments		—	—	—	4,245	4,245

Exercise of stock options	5a	—	—	70,066	(11,580)	58,486

Exercise of performance share units	5a	775	—	13,575	(29,231)	(14,881)

Purchase for cancellation of Class A subordinate voting shares	5a	(846,788)	—	(43,022)	—	(889,810)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	—	(66,847)
Balance as at June 30, 2024		6,739,886	347,703	1,450,952	359,067	8,897,608

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		1,216,773	—	—	—	1,216,773

Other comprehensive income		—	144,218	—	—	144,218

Comprehensive income		1,216,773	144,218	—	—	1,360,991

Share-based payment costs		—	—	—	45,734	45,734

Income tax impact associated with share-based payments		—	—	—	15,999	15,999

Exercise of stock options	5a	—	—	90,991	(15,202)	75,789

Exercise of performance share units	5a	(2,880)	—	13,657	(24,627)	(13,850)

Purchase for cancellation of Class A subordinate voting shares	5a	(411,714)	—	(41,348)	—	(453,062)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	—	(74,455)

Balance as at June 30, 2023		6,228,460	183,964	1,482,117	336,708	8,231,249

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	4

Interim Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2024	2023	2024	2023

		$	$	$	$
Operating activities
Net earnings		440,124	414,979	1,256,792	1,216,773

Adjustments for:

Amortization, depreciation and impairment		131,535	126,271	413,809	381,551

Deferred income tax recovery		(27,236)	(27,840)	(89,077)	(92,503)

Foreign exchange (gain) loss		(4,832)	1,218	(6,533)	(537)

Share-based payment costs		18,921	12,540	50,601	45,734

Gain on lease terminations		—	(26)	—	(3,065)

Net change in non-cash working capital items and others	9a	(61,787)	(118,032)	(49,670)	(64,438)

Cash provided by operating activities		496,725	409,110	1,575,922	1,483,515

Investing activities

Net change in short-term investments		112,866	(78,326)	84,055	(76,857)

Business acquisitions (net of cash acquired)	8	(764)	(9,041)	(50,155)	(13,039)

Loan receivable		1,898	1,701	5,520	(17,600)

Purchase of property, plant and equipment		(27,878)	(37,597)	(86,348)	(125,314)

Additions to contract costs		(22,691)	(26,233)	(71,865)	(77,497)

Additions to intangible assets		(40,569)	(37,673)	(120,850)	(99,235)

Purchase of long-term investments		(6,511)	(5,275)	(11,104)	(93,275)

Proceeds from sale of long-term investments		10,498	13,631	40,552	33,961

Cash provided by (used in) investing activities		26,849	(178,813)	(210,195)	(468,856)

Financing activities

Increase of long-term debt		—	—	—	948

Repayment of long-term debt	11	(960)	(3,041)	(679,085)	(8,830)

Settlement of derivative financial instruments	11	—	—	18,087	—

Payment of lease liabilities	11	(40,169)	(39,203)	(118,349)	(117,498)

Repayment of debt assumed from business acquisition		—	—	—	(56,994)

Purchase for cancellation of Class A subordinate voting shares	5a	(499,284)	(53,062)	(885,399)	(463,353)

Issuance of Class A subordinate voting shares	5a	6,841	17,496	58,486	75,789

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	(74,455)

Withholding taxes remitted on the net settlement of performance share units	5a	(613)	(166)	(14,881)	(13,850)

Net change in clients’ funds obligations		14,818	(35,630)	48,743	69,478

Cash used in financing activities		(519,367)	(113,606)	(1,639,245)	(588,765)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		16,699	(34,536)	24,008	8,773

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		20,906	82,155	(249,510)	434,667

Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,567,667	1,823,696	1,838,083	1,471,184

Cash, cash equivalents and cash included in funds held for clients, end of period		1,588,573	1,905,851	1,588,573	1,905,851

Cash composition:

Cash and cash equivalents		1,155,400	1,468,832	1,155,400	1,468,832

Cash included in funds held for clients		433,173	437,019	433,173	437,019

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.    Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting, and systems integration services, as well as software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.    Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2023 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2023, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2023.

The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2024 and 2023 were authorized for issue by the Board of Directors on July 30, 2024.

3.    Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARD (CONTINUED)

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB amended IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard amendments introduced a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform, which was applied as of that date.

Starting for the reporting period ended March 31, 2024, the Company is subject to additional disclosure requirements on current tax expense related to Pillar Two income taxes, as well as qualitative and quantitative information about the exposure to Pillar Two income taxes. The Company has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for its constituent entities.

The Pillar Two Model Rules – Amendments to IAS 12 have no significant impact on the Company’s interim condensed consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The implementation of these standard amendments will result in no impact on the Company’s consolidated financial statements.

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company will evaluate the impact of these standard amendments on its consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company will evaluate the impact of this standard on its consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

4.    Accumulated other comprehensive income

	As at June 30, 2024	As at September 30, 2023
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $43,852 ($44,867 as at September 30, 2023)	756,453	534,321

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $54,097 ($49,991 as at September 30, 2023)	(376,204)	(325,649)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $3,096 ($1,754 as at September 30, 2023)	20,488	13,541

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $6,012 ($3,953 as at September 30, 2023)	17,270	11,524

Net unrealized losses on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $460 ($1,189 as at September 30, 2023)	(1,174)	(3,412)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $24,309 ($25,173 as at September 30, 2023)	(69,130)	(71,350)

	347,703	158,975

For the nine months ended June 30, 2024, $10,087,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $3,541,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($12,746,000, net of income tax expense of $4,568,000, were reclassified for the nine months ended June 30, 2023).

For the nine months ended June 30, 2024, $2,978,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $455,000, were also reclassified in the consolidated statements of earnings ($9,239,000, net of income tax expense of $1,411,000, were reclassified for the nine months ended June 30, 2023).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B shares (multiple voting)		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180

Release of shares held in trusts[1]	—	13,575	—	—	—	13,575

Purchased and held in trusts[1]	—	(66,847)	—	—	—	(66,847)

Issued upon exercise of stock options[2]	999,434	70,066	—	—	999,434	70,066

Purchased and cancelled[3]	(6,258,658)	(43,022)	—	—	(6,258,658)	(43,022)

Conversion of shares[4]	2,322,948	3,241	(2,322,948)	(3,241)	—	—
As at June 30, 2024	203,778,221	1,417,299	24,122,758	33,653	227,900,979	1,450,952

[1]

During the nine months ended June 30, 2024, 165,603 shares held in trust were released (171,735 during the nine months ended June 30, 2023) with a recorded value of $13,575,000 ($13,657,000 during the nine months ended June 30, 2023) that was removed from contributed surplus.

During the nine months ended June 30, 2024, the Company settled the withholding tax obligations of the employees under the performance share unit (PSU) plans for a cash payment of $14,881,000 ($13,850,000 during the nine months ended June 30, 2023).

During the nine months ended June 30, 2024, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 463,364 Class A subordinate voting shares of the Company on the open market (640,052 during the nine months ended June 30, 2023) for a cash consideration of $66,847,000 ($74,455,000 during the nine months ended June 30, 2023).

As at June 30, 2024, 2,607,504 Class A subordinate voting shares were held in trusts under the PSU plans (2,310,026 as at June 30, 2023 and 2,309,743 as at September 30, 2023).

[2]

The carrying value of Class A subordinate voting shares includes $11,580,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the nine months ended June 30, 2024 ($15,202,000 during the nine months ended June 30, 2023).

[3]

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2024, until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

On February 23, 2024, the Company entered into a private agreement with the Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its current NCIB for a total cash consideration of $250,000,000, excluding transaction costs of $370,000. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024, included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

During the nine months ended June 30, 2024, the Company purchased for cancellation 1,627,300 Class A subordinate voting shares (390,100 during the nine months ended June 30, 2023) under its previous and current NCIB for a total cash consideration of $225,852,000 ($53,062,000 during the nine months ended June 30, 2023). The excess of the purchase price over the carrying value in the amount of $212,373,000 was charged to retained earnings ($49,923,097 during the nine months ended June 30, 2023).

During the nine months ended June 30, 2024, the Company purchased for cancellation 2,887,878 Class A subordinate voting shares under its current NCIB from the Caisse de dépôt et placement du Québec (CDPQ) for a total cash consideration of $400,000,000 (3,344,996 and $400,000,000, respectively during the nine months ended June 30, 2023). The excess of the purchase price over the carrying value in the amount of $375,636,000 was charged to retained earnings ($361,791,000 during the nine months ended June 30, 2023). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

During the nine months ended June 30, 2024, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023 (100,100 Class A subordinate voting shares, $778,000 and $10,291,000, respectively, during the nine months ended June 30, 2023, which were purchased, or committed to be purchased, but were neither paid nor cancelled as at September 30, 2022).

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. As of June 30, 2024, the Company has complied with this new legislation, and has adjusted its financial reporting accordingly by recording $13,588,000 of accrued liabilities related to shares repurchased, with a corresponding reduction to retained earnings.

[4]

On May 28, 2024, the Co-Founder and Advisor to the Executive Chairman of the Board of the Company converted a total of 900,000 Class B shares (multiple voting) into 900,000 Class A subordinate voting shares.

During the nine months ended June 30, 2024, a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the nine months ended June 30, 2024, 799,418 PSUs were granted, 269,717 were exercised and 239,049 were forfeited. The PSUs granted in the period had a weighted average grant date fair value of $137.90 per unit.

ii)	Stock options

During the nine months ended June 30, 2024, 999,434 stock options were exercised (Note 5a) and 10,984 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30
	2024			2023
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	440,124	227,154,246	1.94	414,979	233,075,350	1.78

Net effect of dilutive stock options and PSUs[2]		3,386,720			3,808,084

Diluted	440,124	230,540,966	1.91	414,979	236,883,434	1.75

					Nine months ended June 30
	2024			2023
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	1,256,792	229,023,242	5.49	1,216,773	234,752,090	5.18

Net effect of dilutive stock options and PSUs[2]		3,584,746			3,591,429

Diluted	1,256,792	232,607,988	5.40	1,216,773	238,343,519	5.11

[1]

During the three months ended June 30, 2024, 3,506,678 Class A subordinate voting shares purchased for cancellation and 2,607,504 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (390,100 and 2,310,026, respectively, during the three months ended June 30, 2023). During the nine months ended June 30, 2024, 6,258,658 Class A subordinate voting shares purchased for cancellation and 2,607,504 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,835,196 and 2,310,026, respectively, during the nine months ended June 30, 2023).

[2]	For the three and nine months ended June 30, 2024 and 2023, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Cost optimization program

During the three months ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio.

As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000, of which $91,063,000 was expensed during the six months ended March 31, 2024, and nil during the three months ended June 30, 2024. These amounts included costs for terminations of employment of $69,500,000 accounted for in severance provisions, and costs of vacating leased premises of $21,563,000.

7.	Net finance costs

	Three months ended June 30		Nine months ended June 30

	2024	2023	2024	2023

	$	$	$	$

Interest on long-term debt	11,510	12,878	35,695	40,572

Interest on lease liabilities	7,139	7,276	21,809	21,749

Net interest costs on net defined benefit obligations or assets	1,998	1,102	5,977	3,263

Other finance costs	3,661	2,846	6,800	6,903

Finance costs	24,308	24,102	70,281	72,487

Finance income	(15,543)	(11,294)	(46,786)	(26,172)

	8,765	12,808	23,495	46,315

8.	Investments in subsidiaries

a)	Acquisitions and disposals

On October 10, 2023, the Company acquired all of the outstanding units of Momentum Industries Holdings, LLC. (Momentum), for a purchase price of $53,341,000. Momentum is an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida. The acquisition is reported under the U.S. Commercial and State Government operating segment. The purchase price is mainly allocated to goodwill that is deductible for tax purposes, and represents the future economic value associated with the acquired workforce and synergies with the Company’s operations, as well as client relationships. The purchase price allocation is preliminary and is expected to be completed as soon as management gathers all the significant information available that is considered necessary in order to finalize this allocation.

This acquisition was made to further expand CGI’s footprint in the region and to complement CGI’s proximity model.

Cash acquired as part of the acquisition represented $5,072,000. As at June 30, 2024, an amount of $462,000 of the consideration remains payable.

b)	Commitment

On June 22, 2024, the Company entered into a definitive purchase agreement to acquire Aeyon LLC (Aeyon), subject to customary closing conditions and regulatory approvals. Aeyon is a digital transformation, data management and analytics, and intelligent automation services partner to the U.S. Federal Government, based in the U.S. and headquartered in Vienna, Virginia, and will be reported under the U.S. Federal operating segment upon closure. The acquisition will add approximately 725 professionals to the Company.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Investments in subsidiaries (continued)

c)	Business acquisitions realized in the prior fiscal year

In November 2023, the Company paid $2,348,000 related to an acquisition realized in a prior fiscal year.

d)	Acquisition-related and integration costs

During the three and nine months ended June 30, 2024, the Company incurred $100,000 and $2,423,000, respectively, of acquisition-related and integration costs. These costs were mainly related to costs of rationalizing the redundancy of employment of $100,000 and $380,000, respectively, and costs of vacating leased premises of nil and $798,000, respectively.

During the three and nine months ended June 30, 2023, the Company incurred $13,032,000 and $53,401,000, respectively, of integration costs. These costs were mainly related to costs of rationalizing the redundancy of employment of $7,842,000 and $23,226,000, respectively, and costs of vacating leased premises of $2,062,000 and $11,173,000, respectively.

9.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2024	2023	2024	2023

	$	$	$	$

Accounts receivable	(46,550)	(58,357)	(22,984)	(117,847)

Work in progress	37,427	(15,009)	(23,932)	(22,652)

Prepaid expenses and other assets	(23,110)	(3,395)	(6,399)	4,096

Long-term financial assets	(3,422)	(6,425)	(21,948)	(12,228)

Accounts payable and accrued liabilities	(9,552)	(18,583)	(36,477)	(130,615)

Accrued compensation and employee-related liabilities	81,176	50,532	11,225	(54,904)

Deferred revenue	(75,852)	(106,259)	86,072	93,011

Income taxes	(9,739)	37,518	(70,446)	165,859

Provisions	(19,624)	(5,758)	10,538	(9,484)

Long-term liabilities	4,232	5,454	20,741	17,907

Derivative financial instruments	261	(421)	182	(629)

Retirement benefits obligations	2,966	2,671	3,758	3,048

	(61,787)	(118,032)	(49,670)	(64,438)

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2024	2023	2024	2023

	$	$	$	$

Interest paid	9,594	18,932	65,637	82,691

Interest received	16,154	19,689	60,512	54,174

Income taxes paid	184,372	133,533	549,248	333,904

c)	Cash and cash equivalents consisted of unrestricted cash as at June 30, 2024 and September 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. Effective October 1, 2023, as part of the cost optimization program, the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

		For the three months ended June 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	643,571	592,233	506,750	499,046	409,950	390,041	220,231	212,849	241,597	(44,291)	3,671,977

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	78,097	94,282	110,169	83,515	28,407	62,292	37,155	33,318	75,597	—	602,832

Acquisition-related and integration costs (Note 8d)											(100)

Net finance costs (Note 7)											(8,765)

Earnings before income taxes											593,967

[1]

Total amortization and depreciation of $131,386,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $17,877,000, $25,431,000, $16,439,000, $14,288,000, $20,893,000, $10,772,000, $9,567,000, $8,867,000 and $7,252,000, respectively, for the three months ended June 30, 2024.

				For the three months ended June 30, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	656,796	569,829	518,792	492,371	416,672	381,513	211,245	193,594	228,591	(45,975)	3,623,428

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	80,778	98,365	115,843	87,125	29,027	55,526	22,740	23,158	72,259	—	584,821

Acquisition-related and integration costs (Note 8d)											(13,032)

Net finance costs (Note 7)											(12,808)

Earnings before income taxes											558,981

[1]

Total amortization and depreciation of $126,066,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $20,072,000, $21,760,000, $14,122,000, $14,531,000, $22,150,000, $9,330,000, $9,974,000, $7,901,000 and $6,226,000, respectively, for the three months ended June 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

		For the nine months ended June 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,979,354	1,748,997	1,522,671	1,478,563	1,265,045	1,163,509	656,131	623,142	709,122	(130,773)	11,015,761

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	269,056	244,210	352,300	228,660	115,173	189,341	94,775	98,043	223,962	—	1,815,520

Acquisition-related and integration costs (Note 8d)											(2,423)

Cost optimization program (Note 6)											(91,063)

Net finance costs (Note 7)											(23,495)

Earnings before income taxes											1,698,539

[1]

Total amortization and depreciation of $395,108,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $53,416,000, $77,974,000, $46,007,000, $43,840,000, $63,260,000, $33,074,000, $28,397,000, $27,582,000 and $21,558,000, respectively, for the nine months ended June 30, 2024. Amortization includes an impairment in U.S. Commercial and State Government segment of $7,926,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

				For the nine months ended June 30, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,999,398	1,710,729	1,555,308	1,445,425	1,256,750	1,079,789	635,149	568,800	672,384	(134,708)	10,789,024

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	277,510	244,782	350,117	232,135	106,634	155,879	83,200	75,400	214,045	—	1,739,702

Acquisition-related and integration costs (Note 8d)											(53,401)

Net finance costs (Note 7)											(46,315)

Earnings before income taxes											1,639,986

[1]

Total amortization and depreciation of $378,951,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $65,112,000, $62,214,000, $40,802,000, $44,441,000, $67,523,000, $28,334,000, $28,555,000, $23,255,000 and $18,715,000, respectively, for the nine months ended June 30, 2023.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2023. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2024	2023	2024	2023
	$	$	$	$
Western and Southern Europe

France	556,656	572,172	1,718,697	1,748,780

Spain	29,886	29,333	90,031	88,575

Portugal	30,057	30,729	88,991	88,181

Others	12,778	14,403	42,779	41,695
	629,377	646,637	1,940,498	1,967,231

U.S.[1]	1,156,239	1,117,689	3,406,403	3,302,976

Canada	549,100	560,674	1,649,993	1,681,664

Scandinavia and Central Europe

Germany	232,197	235,227	718,452	688,563

Sweden	174,884	176,758	537,204	541,531

Norway	28,926	27,953	85,815	97,791
	436,007	439,938	1,341,471	1,327,885

U.K. and Australia

U.K.	425,354	410,521	1,267,847	1,175,960

Australia	18,681	20,986	54,087	65,454
	444,035	431,507	1,321,934	1,241,414

Finland, Poland and Baltics

Finland	215,912	208,526	642,599	627,708

Others	17,777	13,328	52,762	34,896
	233,689	221,854	695,361	662,604

Northwest and Central-East Europe

Netherlands	160,145	145,511	475,763	425,111

Denmark	24,686	24,516	69,541	75,831

Czech Republic	20,299	18,915	60,454	53,962

Others	17,421	15,144	48,421	47,679
	222,551	204,086	654,179	602,583

Asia Pacific

Others	979	1,043	5,922	2,667

	979	1,043	5,922	2,667

	3,671,977	3,623,428	11,015,761	10,789,024

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $655,181,000 and $501,058,000, respectively, for the three months ended June 30, 2024 ($623,462,000 and $494,227,000, respectively, for the three months ended June 30, 2023). External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,921,310,000 and $1,485,093,000, respectively, for the nine months ended June 30, 2024 ($1,851,292,000 and $1,451,684,000, respectively, for the nine months ended June 30, 2023).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2024	2023	2024	2023
	$	$	$	$

Managed IT and business process services	2,003,192	1,950,289	5,981,887	5,745,818

Business and strategic IT consulting, and systems integration services	1,668,785	1,673,139	5,033,874	5,043,206

	3,671,977	3,623,428	11,015,761	10,789,024

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $497,155,000 and 13.5% of revenues for the three months ended June 30, 2024 ($488,159,000 and 13.5% for the three months ended June 30, 2023) and $1,473,088,000 and 13.4% of revenues for the nine months ended June 30, 2024 ($1,434,179,000 and 13.3% for the nine months ended June 30, 2023).

11.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments included in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash, cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2014 U.S. Senior Notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility (repaid in December 2023) and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents, cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the nine months ended June 30, 2024.

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2024		As at September 30, 2023

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

2014 U.S. Senior Notes	Level 2	479,121	477,515	473,808	464,806

2021 U.S. Senior Notes	Level 2	1,359,187	1,206,522	1,342,714	1,132,649

2021 CAD Senior Notes	Level 2	597,041	541,170	596,550	503,984

Other long-term debt	Level 2	2,112	1,941	10,363	9,839

		2,437,461	2,227,148	2,423,435	2,111,278

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

In December 2023, the Company repaid in full the unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross currency swaps with a notional amount of $670,039,000 for a net gain of $18,087,000, for which $311,000 related to the cash flow hedge was recorded in net finance costs and $17,776,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2024	As at September 30, 2023
		$	$
Financial assets
FVTE

Cash and cash equivalents	Level 2	1,155,400	1,568,291

Cash included in funds held for clients	Level 2	433,173	269,792

Deferred compensation plan assets	Level 1	111,178	88,076

		1,699,751	1,926,159
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		31,384	83,626

Foreign currency forward contracts		11,251	12,505

Long-term derivative financial instruments	Level 2

Cross-currency swaps		12,124	16,130

Foreign currency forward contracts		12,852	5,875

		67,611	118,136
FVOCI

Short-term investments included in current financial assets	Level 2	3,277	7,332

Long-term bonds included in funds held for clients	Level 2	107,435	138,935

Long-term investments	Level 2	23,840	17,113

		134,552	163,380
Financial liabilities
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		1,256	2,183

Foreign currency forward contracts		1,393	2,330

Long-term derivative financial instruments	Level 2

Foreign currency forward contracts		1,339	1,700

		3,988	6,213

There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2024.

12.	Subsequent events

On July 3, 2024, the Company acquired the assets of Celero Solutions’ credit union business, consisting of master services agreements that span managed services, core banking, digital banking and related IT services, based in Canada, for a purchase price of $13,036,000, which will be accounted for as a business acquisition.

On July 30, 2024, the Board of Directors of the Company approved a dividend program for its Class A subordinate voting shares and Class B shares (multiple voting). The decision of whether to pay future dividends and the amounts will be at the discretion of the Board of Directors.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023	18